Mail Stop 3561

July 7, 2008

David Liu, Chief Executive Officer
The Knot, Inc.
462 Broadway, 6th Floor
New York, NY 10013

> **Re: Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed April 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 8, 2008**
> **File No. 000-28271**

Dear Mr. Liu:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1A. Risk Factors, page 10

We have not independently verified market share and industry data …, page 19

1. We note the statements that you have not independently verified market share and industry data and your representations that such data have been "obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information." Please note that you are responsible for the entire content of the Form 10-K and you may not include language that can be interpreted as a disclaimer of the information contained in the filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 30

2. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. For example, you should elaborate on what drives online sponsorship and advertising revenues, besides price increases and the recent addition of WeddingChannel accounts from your acquisition. You should discuss the percentage contributions toward your revenue from your local versus national sales forces. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

   a. economic or industry-wide factors relevant to your company, and

   b. material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

   See Item 303 of Regulation S-K and SEC Release No. 33-8350.

3. We note your statement on page 30 that you intend to maintain weddingchannel.com as a separate website and continue to offer WeddingChannel's services ranging from planning content and interactive tools to shopping and community participation. Please discuss your reasons for this strategic decision. Similarly, please elaborate on your decision to no longer pursue wholesale customers.

Liquidity and Capital Resources, page 41

4. Please provide a discussion of cash flows from operating, investing and financing activities for the full three-year period covered by the financial statements. Refer to Instruction 1 to Item 303(a) of Regulation S-K.

Item 8. Consolidated Financial Statements and Schedule, page 44

Note 2. Summary of Significant Accounting Policies, page 51

Revenue Recognition, page 52

5. With respect to your registry services, please disclose the nature of the services performed by you in connection with these commission arrangements. Also explain why there is no cost of revenues associated with these revenues. Disclose why it is appropriate to recognize revenues when the product is sold by the retail partner and explain if and how your commission is impacted if a consumer returns the product to your retail partner.

Note 7. Intangible Assets, page 59

6. Please tell us how you concluded that acquired customer and advertiser relationships have useful lives of 4 to 10 years, as opposed to some shorter period.

Item 9A. Controls and Procedures, page 74

Evaluation of Disclosure Controls and Procedures, page 74

7. We note your statement that "[a]ny control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met." In future filings, please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please confirm that the conclusions disclosed in this filing would not have changed had this revised disclosure been provided.

Definitive Proxy Statement on Schedule 14A

Executive and Director Compensation, page 8

8. We note your disclosure on page 9 of the factors that generally go into the compensation committee's determination of each executive's base salary and incentive compensation. Please enhance your disclosure to more specifically identify what aspects of individual performance are considered. See Regulation S-K Item 402(b)(2)(vii).

Annual Incentive Plan, page 9

9. You have not disclosed the revenue and net income goals that the compensation committee established for awards under the annual incentive plan for 2007. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of these measures would cause competitive harm, please discuss further how difficult it will be for you to achieve these measures. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Certain Relationships and Related Transactions, page 19

10. Please include disclosure in this section regarding (1) compensation that Ms. Roney, Mr. Liu's wife, has received and (2) any other material interest Ms. Roney may have in the company. See Item 404(a) of Regulation S-K and Instruction 1.a.iii thereto. See, e.g., 230.07 of the Interpretive Responses Regarding Particular Situations in the Regulation S-K Compliance and Disclosure Interpretations (July 3, 2008).

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 4. Fair Value Measurements, page 9

11. Please tell us and disclose whether any level 1 or level 2 inputs, such as broker quotes or data from secondary market transactions, were considered in estimating the fair value of your investment in auction rate securities as of March 31, 2008, and if not, why. Also tell us and disclose how the illiquidity conditions of the current market were taken into consideration in your internal modeling of discounted cash flows, as the objective of fair value measurements in the SFAS 157 model remains the current exchange price for the asset.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence Robyn Manuel, Review Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director